a2a
energie in comune

FILE NO. 82-4911

08003512

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 17, 2008

SEC
Mail Processing
Section

JUN 2 0 2008

Washington, DC
101

AEM SpA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Encl.

7/1

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

A2A SIGNS AGREEMENT PROVIDING FOR A2A'S RIGHT TO OBTAIN CERTAIN GENERATION ASSETS OF ENDESA ITALIA

Milan, June 17, 2008 – Yesterday evening, June 16, 2008, A2A executed an agreement with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A., giving A2A the right to trigger a demerger of Endesa Italia. Following such demerger, A2A will receive certain generation assets in exchange for the cancellation of its 20% equity interest in Endesa Italia.

The main terms of the transaction were already included in A2A's Business Plan for 2008-2012.

The agreed timeframe for the closing of the transaction is as follows:

- A2A may exercise its right to trigger the transaction on or before June 23, 2008, in which case the reciprocal waiver of certain claims pertaining to option and pre-emption rights relating to the shares of Endesa Italia will become effective;
- within 20 business days after the exercise of such right, A2A will have the right to choose which assets it will receive, in accordance with criteria previously agreed upon by the parties, and to require the demerger process to begin.

The transaction is expected to be completed by the end of 2008.

The agreement and the above-mentioned waivers are subject to the completion of the transfer, on or before June 30, 2008, of 100% of the share capital of Endesa Europa from Endesa to E.ON.

A2A was assisted in the transaction by Banca IMI and Merrill Lynch International, as financial advisors, and by Cleary Gottlieb Steen & Hamilton LLP and Pavesi Gitti Verzoni, as legal advisors.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END